July 27, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Laura Nicholson, Office of Transportation and Leisure

Re: X Rail Enterprises, Inc.
Registration Statement on Form S-1
Submitted January 12, 2018
CIK No. 0001697935
File No. 333-222530

Ladies and Gentlemen:

On behalf of X Rail Enterprises, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of July 11, 2018.

General

1.
We note your response to our prior comment 2. Given the absence of an existing trading market for your common stock, please disclose the fixed price (or range) at which the selling stockholders will sell for the duration of the offering or until any such time that your common stock is quoted on the OTCBB, or the OTCQX or OTCQB marketplaces of OTC Link. Refer to Item 501(b)(3) of Regulation S-K.

Response:

We have removed the resale offering by EMA Financial, LLC for 10,462,020 shares of common stock issuable under the conversion of promissory note.

2.	We note your response to our prior comment 7. Please clarify whether the prepayment right has been extended or expired and whether any prepayments have been made on the note.

Response:

We have removed selling stockholder, EMA Financial, LLC from the resale registration statement. None of any prepayments have been made on the note. The prepayment right has not been extended and it has expired.

Very Truly Yours,

/s/ Michael Barron
X Rail Entertainment, Inc.